

Mail Stop 7010

August 14, 2008

Via U.S. Mail

Tim Callaway, Chief Executive Officer
Bullion River Gold Corp.
3500 Lakeside Court, Suite 200
Reno, Nevada 89509

   Re: Bullion River Gold Corp.
     Schedule 14C
     Filed June 12, 2008
     File No. 333-85414

Dear Mr. Callaway:

  We have completed our review of your Schedule 14C and have no further comments at this time.

        Sincerely,

        H. Roger Schwall
        Assistant Director

cc: C. Moncada-Terry